EXHIBIT 3.1

LIGHTBRIDGE CORPORATION

CERTIFICATE OF DESIGNATION

OF

SERIES X PREFERRED STOCK

The following recital and resolution was duly adopted by the board of directors (the “Board of Directors”) of Lightbridge Corporation, a Nevada corporation (the “Corporation”), in accordance with the provisions of Nevada Revised Statutes (“NRS”) 78.1955:

WHEREAS, the articles of incorporation of the Corporation (the “Articles of Incorporation”), authorize the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), issuable from time to time in one or more series, and further provides that the Board of Directors is expressly authorized to fix the designation and number of the shares of any series of Preferred Stock, the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the Board of Directors under the laws of the State of Nevada.

NOW, THEREFORE, IT IS HEREBY RESOLVED, that, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation, (i) a series of Preferred Stock is hereby authorized, designated and established by the Board of Directors as “Series X Preferred Stock”, (ii) the Board of Directors hereby authorizes one (1) share of Series X Preferred Stock for issuance and (iii) the Board of Directors hereby fixes the voting powers, designations, preferences, limitations, restrictions and relative rights of the Series X Preferred Stock, in addition to any provisions set forth in the Articles of Incorporation that are applicable to all series of Preferred Stock, as set forth in this certificate of designation (the “Certificate of Designation”):

1. Designation, Amount and Par Value. The series of Preferred Stock created and established hereby shall be designated as Series X Preferred Stock (the “Series X Preferred Stock”) and the number of shares so designated shall be one (1). Each share of Series X Preferred Stock shall have a par value of $0.001 per share and shall be uncertificated and represented in book-entry form unless and until otherwise determined by the Board of Directors.

2. Dividends and Other Distributions. The holders of Series X Preferred Stock, as such, shall not be entitled to receive dividends or other distributions of any kind.

3. Voting Rights. Except as otherwise mandated by applicable law, the holder of a share of Series X Preferred Stock, as such, shall have only the following voting rights:

(A)	Each outstanding share of Series X Preferred Stock shall be entitled to cast twenty-five million (25,000,000) votes per share (and shall vote together with the outstanding shares of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”) as a single class) exclusively with respect to the Authorized Stock Increase (as defined below) and shall not be entitled to vote on any other matter. For the avoidance of doubt, no holder of Series X Preferred Stock, as such, shall have any right to vote on any other matter as to which any other holder of the Corporation’s capital stock, as such, would be entitled to vote, and any such right that would be provided or available under the NRS (including, without limitation, any right of the holders of Series X Preferred Stock to vote as a separate class or series on any matter, including, without limitation, the Authorized Stock Increase), regardless of whether such right arises pursuant to NRS 78.2055, 78.207 and 78.390 or otherwise, is hereby specifically denied.

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(B)	Each outstanding share of Series X Preferred Stock must be voted, and shall be voted without action by the holder of such share, on the Authorized Stock Increase in the same manner and proportion as shares of Common Stock are voted (excluding any shares of Common Stock that are not voted “for” or “against” the Authorized Stock Increase for any reason, including, without limitation, any abstentions or broker non-votes) on the Authorized Stock Increase. Notwithstanding anything to the contrary in this Certificate of Designation or otherwise, the Series X Preferred Stock (i) shall be disregarded entirely for purposes of determining or establishing a quorum at any meeting of the Corporation’s stockholders and (ii) shall not cast any vote on the Authorized Stock Increase at a meeting of the Corporation’s stockholders unless a quorum (as determined under the Company’s bylaws) of the holders of the Common Stock is established at such meeting.

(C)	As used in this Certificate of Designation, the term “Authorized Stock Increase” means any proposal to increase the number of shares of Common Stock that the Corporation is authorized to issue, together with any ancillary, administrative or related matters necessary or advisable in connection with the implementation of such increase (as determined by the Board of Directors in its sole discretion), including, without limitation, the amendment of the Articles of Incorporation to effectuate the Authorized Share Increase.

4. Rank; Liquidation. The Series X Preferred Stock at all times shall rank junior to all other classes and series of the Corporation’s capital stock with respect to, and shall have no rights whatsoever to receive, any dividend or other distribution of assets of the Corporation for any reason, including upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, change-of-control, dissolution or winding up of the Corporation, in each case whether voluntarily or involuntarily. For the avoidance of doubt, the Series X Preferred Stock shall not have (i) preemptive rights or (ii) any right to convert or exchange any share of the Series X Preferred Stock into or for any other instrument or security.

5. Transfer. The Series X Preferred Stock may not be Transferred (as defined below) at any time prior to the Redemption Time (as defined below) without the prior written consent of the Corporation, which consent must be approved in advance pursuant to a duly adopted resolution of the Board of Directors. As used in this Certificate of Designation, the terms “Transfer” and “Transferred” mean, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of any share of Series X Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions, provided that the grant of a proxy by a holder of Series X Preferred Stock to any proxyholder designated by the Corporation in connection with the approval of the Authorized Stock Increase shall not constitute a “Transfer” hereunder.

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6. Redemption.

(A)	Each outstanding share of Series X Preferred Stock shall be redeemed by the Corporation in whole and not in part (such redemption, the “Redemption”), out of funds legally available therefor, upon the earlier to occur of: (i) the order of the Board of Directors in its sole discretion, automatically and effective at such date and time as is determined and specified by the Board of Directors in its sole discretion and (ii) automatically and effective immediately after the publishing or other public announcement by the Corporation of the final results of any stockholder vote on the Authorized Stock Increase. The publishing or other public announcement by the Corporation of the final results of such stockholder vote shall be the only notice required to be given to the holders of Series X Preferred Stock of any automatic Redemption pursuant to this Section 6.

(B)	The aggregate consideration payable for the outstanding share of Series X Preferred Stock redeemed in the Redemption shall be an amount equal to One Hundred Dollars ($100.00) in cash (the “Redemption Price”), which amount shall be payable at the effective time of the Redemption (the “Redemption Time”).

(C)	From and after the Redemption Time (whether such Redemption occurs automatically or otherwise in accordance with this Section 6), each and every share of Series X Preferred Stock shall cease to be outstanding, and the only right of a former holder of Series X Preferred Stock, as such, will be to receive the applicable Redemption Price. Effective immediately after the Redemption Time, each share of Series X Preferred Stock redeemed by the Corporation pursuant to this Certificate of Designation shall be, and hereby is, automatically retired and restored to the status of an authorized but unissued share of Preferred Stock.

7. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

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